UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

A Publicly-held Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42

NIRE No. 35.300.332.067

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil”) informs the market that it received on January 30, 2014 Official Notice GAE 0191-14 from BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros (“Official Notice”), the full content of which is transcribed below, and hereby makes the following clarifications in response to said Official Notice.

I. OFFICIAL NOTICE BM&FBOVESPA GAE 0191-14:

“Banco Santander (Brasil) S.A.

Investor Relations Office

Mr. Carlos Alberto López Galán

Dear Sirs,

In a piece of news aired by Agência Estado - Broadcast on January 30, 2014, reference is made, among others, that your bank’s credit portfolio is to grow beyond the 2013 figures, and is likely to reach two digits.

We request clarifications on such piece of news by January 31, 2014, as well as on other material information.

This request is based on the Cooperation Agreement entered into between CVM and BM&FBOVESPA on December 13, 2011, and failure to comply with this request may subject the company to a fine imposed by the Company Relations Authority – SEP of the CVM, pursuant to CVM Ruling 452/07.

Nelson Barroso Ortega

Companies Follow-up Management Unit

BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros”

II. CLARIFICATIONS MADE BY SANTANDER BRASIL:

In answer to the Official Notice, Santander Brasil clarifies that its Chief Executive Officer, in a press conference held on January 30, 2014, after disclosure of the Santander Brasil results for fiscal year 2013, when asked about the credit portfolio evolution in 2014, informed that the market estimates a two-digit growth. Febraban expects a growth at approximately 14%, and the Central Bank estimates it at circa 13%.

Within this context, he stated that Santander Brasil expects to grow slightly above the average of private banks, without making any projection, estimate or guidance. The CEO even emphasized during said press conference that Santander Brasil does not disclose projections, as Santander Brasil discontinued the disclosure of guidance in 2013 as per Material Fact published on March 8, 2013.

São Paulo, January 31, 2014.

Carlos Alberto López Galán

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 31, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer